Mail Stop 4561

November 25, 2009

Rami Hadar, Chief Executive Officer
Allot Communications Ltd.
22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240 Israel

> **Re: Allot Communications Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed May 7, 2009**
> **File No. 001-33129**

Dear Mr. Hadar:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 3: Key Information

Risk Factors

Certain hardware components for our products come from single or limited sources, page 9

1.   You state that certain hardware components that are used in your products are obtained from single or limited sources. Please tell us how you determined that

the limited source supplier agreement with the companies you cite in this risk factor need not be filed as exhibits pursuant to Instruction 4(b)(ii) to the Exhibits.

ITEM 15: Controls and Procedures

(a) Disclosure Controls and Procedures, page 97

2.   We note that your certifying officers concluded that you "have in place effective controls and procedures . . . ." Please refer to Item 15T(a) of Form 20-F and confirm, if true, that your "disclosure controls and procedures" were effective during the relevant period and confirm that you will provide conforming disclosure in future filings.

3.   You state that your Chief Executive Officer and Chief Financial Officer concluded that you "have in place effective controls and procedures designed to ensure that information disclosed by [you] in the reports [you] file or submit under the Exchange Act and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." This effectiveness conclusion is stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" as set forth in Exchange Act Rule 13a-15(e). In your response letter, please confirm, if true, that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In future filings, to the extent you include a definition of disclosure controls and procedures in your effectiveness conclusion, please include the entire definition as set forth in Exchange Act Rule 13a-15(e).

Changes in Internal Control over Financial Reporting, page 98

4.   While you state that no "material changes" in your internal control over financial reporting occurred during the fiscal year ended 2008 that materially affected your internal control over financial reporting, please note that Item 15T(c) requires disclosure of "any change" in your internal control over financial reporting that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no changes in your internal control over financial reporting that materially affected, or were reasonably likely to materially affect your internal control over financial reporting and provide us with a representation that you will provide conforming disclosure in future filings.

Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies

l. Revenue recognition, page F-13

5.   We note your disclosure that vendor-specific objective evidence ("VSOE") of
        your maintenance and support services is based on the "price when sold
        separately." Please describe, in detail, your methodology for establishing VSOE.
        If VSOE is based on stated renewal rates then please tell us how you determined
        the renewal rates are substantive. In this regard, please provide the range of
        renewal rates and tell us what percentage of your customers actually renew at
        such rates. Alternatively, if VSOE is based on stand-alone sales, then provide the
        volume and range of stand alone sales used to establish VSOE. Also, please
        describe the various factors that affect your VSOE analysis including customer
        type and other pricing factors (e.g., geographic region, purchase volume,
        competitive pricing, perpetual versus term license, etc.).

Note 3 – Acquisitions, page F-19

6.   We note several references throughout your Form 20-F to third party valuations.
        For example, on page F-20 you indicate that the fair value of intangible assets
        acquired was based on third-party valuation. Also, on page F-21 you indicate that
        a third party valuation was used to determine the fair value of certain auction rate
        securities. For each reference to a third party valuation in your Form 20-F please
        describe for us the nature and extent of the third party valuation firm's
        involvement in the transaction. Please see Question 141.02 of our Compliance
        and Disclosure Interpretations available at
        http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

Rami Hadar
Allot Communications Ltd.
November 25, 2009
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet, at (202) 551-3545 or Maryse Mills-Apenteng, Special Counsel at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief